Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Drills the Highest Grade Intercept to Date of 2.15 Meters Averaging
89.34 g/t Gold and 835.16 g/t Silver at the Akarca Project, Northwest Turkey

Vancouver, British Columbia, January 18, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) --Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce results from the first two holes of the 2012-2013 drill campaign at the Akarca gold-silver project in northwest Turkey. The results include an oxide intercept starting at surface of 36.4 meters averaging 5.67 g/t gold and 53.31 g/t silver, with a sub-interval of 2.15 meters averaging 89.34 g/t gold and 835.16 g/t silver that represents the highest grade intercept drilled to date on the property (true widths interpreted as 60-75% of reported interval length). The bonanza intercept highlights the project’s high-grade gold-silver exploration potential. In addition, the Company’s recent programs of geologic mapping and surface sampling have identified several new zones of gold-silver mineralization for follow-up drilling.

Akarca is 100% controlled by EMX, and is available for partnership. The Company is currently in advanced discussions with a number of potential partners interested in the property. Please see the attached map for more information.

Current Program Results. EMX initiated a drill program in December, 2012 to test new target concepts, as well as extend gold-silver mineralization identified from previous exploration. The first two holes were drilled at the Sarikaya Tepe prospect, which is a zone of surface-exposed quartz veining, silicification, and gold-silver mineralization coincident with a steep north-northwest trending ridge. A summary of drill results from Sarikaya Tepe are given in the table below.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Comments
AKC-69	3.6	78.8	75.2	0.60	4.48	0.68	Sarikaya Tepe, TD = 124.5 m. Angle hole drilled across the zone from the east that is predominantly oxidized from surface to 59.4m. True width interpreted to be approximately 60- 75% of reported interval.
including	69.4	78.8	9.4	2.00	4.60	2.08
AKC-70	0	36.4	36.4	5.67	53.31	6.64	Sarikaya Tepe, TD = 150.4 m. Angle hole drilled across the zone from the east that is predominantly oxidized from surface to 71.8m. True width interpreted to be 60-75% of reported interval.
including	23.6	25.75	2.15	89.34	835.16	104.53
	59.1	72.9	13.8	0.38	8.18	0.53

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes that metallurgical recoveries and net smelter returns are 100%.

Previous drilling at Sarikaya Tepe was angled across the zone from the west due to a lack of access from the top of the ridge. For the current campaign, EMX constructed a drill road on the top of Sarikaya Tepe and during excavation a new, 200 meter long, conglomerate-hosted zone of veining and silicification was discovered on the east side of the prospect. This new zone is an additional target for follow-up exploration.

Elsewhere on the property, EMX continued with geologic mapping, soil sampling, drill road construction, and trenching (please refer to attached map).

  Recent extensions to soil sample grids identified new vein and silicified zones north of Sarikaya Tepe and west of Percem Tepe.
  Drill road construction at Fula Tepe exposed a broad corridor of silicification, quartz veining and mineralization. Trench samples across the Fula Tepe trend yielded nearly continuous mineralization along 200 meters of drill road, including 168.6 m @ 0.66 g/t gold with 8.66 g/t silver, and 7 m @ 5.29 g/t gold with 27.61 g/t silver. To the north, additional across-trend sampling extended the width of Fula Tepe with trench intervals of 38.2 m @ 1.19 g/t gold with 6.70 g/t silver, and 20 m @ 0.29 g/t gold with 3.17 g/t silver. Trench sampling to the south further broadened the mineralized corridor with 31.3 m @ 0.65 g/t gold.
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  Drill road construction at Arap Tepe exposed silicification, quartz veining and mineralization that extended the overall width of the zone at surface. Follow-up trench sampling across the zone returned gold intervals of 55.5 m @ 1.27 g/t and 14.5 m @ 0.42 g/t from one drill road, and 38.5 m @ 0.29 g/t and 23.5 m @ 0.26 g/t from a second road exposure.

EMX’s recent exploration work has returned a bonanza grade drill intercept, discovered new vein zones from mapping and sampling, and identified extensions to known zones of mineralization. These ongoing exploration successes underscore the upside, district-scale exploration potential of the Akarca property.

Akarca Overview. The Akarca project is an EMX grassroots discovery consisting of six separate gold-silver mineralized zones occurring within a district-scale area. Gold and silver mineralization occurs as both structurally focused vein-style, as well as disseminated-style mineralization in silicified zones. The quartz veins typically host higher-grade mineralization, while the silicified halos in the wall-rocks host lower-grade disseminated mineralization. In addition, mineralization is hosted at the intersection of vein structures and the underlying basement contact, significantly increasing the project’s exploration potential.

To date, 83 drill holes totaling over 10,000 meters, 3,100 rock and 3,300 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, and a property-wide gravity survey have been completed. Less than 20% of the 14,000 meters of vein target strike length as currently defined by mapping and IP-resistivity anomalies have been drill tested to date, with additional gold-silver zones continuing to be discovered.

Additional EMX Properties in Turkey Available for Partnership. EMX’s Alankoy high-sulfidation/porphyry copper-gold project is available for partnership. The property is located in the vicinity of the recently discovered Halilaga porphyry copper-gold deposit and the Kirazli project in northwest Turkey. Shallow historic drilling at Alankoy was focused on epithermal gold targets, but one hole drilled in the center of the system ended in copper mineralization.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey (ISO 9001:2000) and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. Over limit assays for gold (> 10 g/t Au) were conducted with fire assay and a gravimetric finish. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and verified the technical information contained in this news release.

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Tel: (604) 688-6390 Fax: (604) 688-1157
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For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2012 (the “MD&A”) and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

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Eurasian Minerals
A Junior Company with a Major's Portfolio
Central Target Area
Percem Tepe
Fula Tepe
1
2
3
4
5
Sarikaya Tepe
AKC-070
AKC-069
Hugla Tepe
Kucukhugla Tepe
Arap Tepe
A
C & D
B

Trench Au g/t
- > 5.00
- 1.00 - 5.00
- 0.50 - 1.00
- 0.20 - 0.50
- < 0.20

Drill Holes

Extent of vein float and/or IP

Extent of vein swarm outcrop, drilling and IP

N
W E
S

2 Km

Jan 2013

Sarikaya Drill Holes		
AKC-069	3.6-78.8m:	75.2m @ 0.60 Au g/t, 4.48 Ag g/t
Including	*69.4-78.8m:*	*9.4m @ 2.00 Au g/t, 4.60 Ag g/t*
AKC-070	0-36.4m:	36.4m @ 5.67 Au g/t, 53.31 Ag g/t
Including	***23.6-25.75m:***	***2.15m @ 83.34 Au g/t, 835.16 Ag g/t***
	59.1-72.9m:	13.8m @ 0.38 Au g/t, 8.18 Ag g/t

Fula Tepe Trench	
1	20.0m @ 0.29 Au g/t, 3.17 Ag g/t
2	38.2 m@ 1.19 Au g/t, 6.70 Ag g/t
3	168.6m @ 0.66 Au g/t, 8.66 Ag g/t
4	7.0m @ 5.29 Au g/t, 27.61 Ag g/t
5	31.3m @ 0.65 Au g/t, 1.55 Ag g/t
Arap Tepe Zone A Trench	
A	55.5m @ 1.27 Au g/t, 1.20 Ag g/t
Including	*9.5m @ 5.86 Au g/t, 2.11 Ag g/t*
B	14.5m @ 0.42 Au g/t, 1.58 Ag g/t
C	38.5m @ 0.29 Au g/t, 0.79 Ag g/t
D	23.5m @ 0.26 Au g/t, 1.04 Ag g/t

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com